Exhibit 95.1

MINE SAFETY DISCLOSURE

Uncompromised Safety

Uncompromised safety is a core value of Westmoreland Coal Company. We use a grass roots approach, encouraging and promoting employee involvement with input from all employees; we feel employee involvement is a pillar of our safety excellence. We stress that all employees are responsible for safety, their personal safety as well as the safety of one’s co-worker. We have in place comprehensive safety programs, extensive safety and skills training, regular safety audits and inspections, mine rescue training, and supervisory leadership training. Recording, reporting, and investigation protocols are in place for all accidents, incidents, losses and near misses to avoid reoccurrence and eliminate potential hazards. We couple all these measures with total vigilance in following regulatory standards, which is the backbone of our strong safety culture enjoyed by our employees, contractors, vendors, and all visiting our operations. Our mines are also regularly inspected by the Mine Safety and Health Administration (“MSHA”) as well as by state mine inspectors. Collectively, federal and state safety and health regulations in the coal mining industry are perhaps the most comprehensive and stringent systems for the protection of employee health and safety affecting any segment of the U.S. industry.

Safety performance at Westmoreland mines continues to be significantly better than the national average for surface operations. Westmoreland mines had reportable and lost time incident rates year to date through the first quarter of 2012 of 1.57 and 0.94 versus the national surface mine rates of 1.83 and 1.23, respectively.

Effective February 1, 2012, Westmoreland’s safety performance statistics are inclusive of the Kemmerer Mine. Increases to these rates are primarily related to safety performance of the Kemmerer Mine. Westmoreland has begun to implement safety programs, training programs, supervisory training, and other measures employed throughout Westmoreland’s coal mining operations, at the Kemmerer Mine. Westmoreland fully expects the Kemmerer Mine’s safety performance to align with Westmoreland’s historical safety performance, in which MSHA reportable injury rates are less than 50% of the national average.

Federal Mine Safety and Health Act Information

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires issuers to include in periodic reports filed with the Securities and Exchange Commission (“SEC”) certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The following disclosures respond to that legislation and are presented in accordance with the SEC’s final rules promulgated under Section 1503 of the Dodd-Frank Act.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation that describes the violation and fixes a time within which the operator must abate the violation. In these situations, MSHA typically proposes a civil penalty, or fine, as a result of the violation, that the operator is ordered to pay. In evaluating the below information regarding mine safety and health, investors should take into account factors such as: (a) the number of citations and orders will vary depending on the size of a coal mine, (b) the number of citations issued will vary from inspector to inspector and mine to mine, and (c) citations and orders can be contested and appealed, and during that process are often reduced in severity and amount, and are sometimes dismissed.

Westmoreland Coal Company

10-Q Safety Statistics

Quarter Ending March 31, 2012

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)(1)	Section 104(b) Orders (#)(2)	Section 104(d) Citations and Orders (#)(3)	Section 110(b)(2) Violations (#)(4)	Section 107(a) Orders (#)(5)	Total Dollar Value of MSHA Assessments Proposed (#)(6)	Total Number of Mining Related Fatalities (#)(7)	Received Notice of Pattern of Violations Under Section (yes/no) (#)(8)	Received Notice of Potential to Have Pattern Under (yes/no) (#)(8)	Legal Actions Pending as of Last Day of Period (#)(9)	Legal Actions Initiated During Period (#)(9)
Rosebud Mine & Crusher Conveyor 24-01747	1	0	0	0	0	$1,336	0	No	No	6	0

Absaloka Mine 24-00910	3	0	0	0	0	$7,814	0	No	No	0	0

Savage Mine 24-00106	0	0	0	0	0	$100	0	No	No	0	0

Jewett Mine 41-03164	0	0	0	0	0	$1,174	0	No	No	0	0

Beulah Mine 32-00043	0	0	0	0	0	$0	0	No	No	1	0

Kemmerer Mine 48-00086	0	0	0	0	0	$0	0	No	No	0	0

(1)	Mine Act Section 104(a) citations are for alleged violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal mine safety or health hazard.
(2)	Mine Act Section 104(b) orders are for alleged failures to totally abate a citation within the period of time specified in the citation.
(3)	Mine Act Section 104(d) citations and orders are for an alleged unwarrantable failure to comply with mandatory health or safety standards.
(4)	Total number of flagrant violations issued under Section 110(b)(2) of the Mine Act.
(5)	Mine Act Section 107(a) orders are for alleged conditions or practices that could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated and result in orders of immediate withdrawal from the area of the mine affected by the condition.
(6)	Total dollar value of MSHA assessments proposed during the quarter ended March 31, 2012.
(7)	Total number of mining-related fatalities during the quarter ended March 31, 2012.
(8)	Mine Act Section 104(e) written notices are for an alleged pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of a coal mine health or safety hazard, or the potential to have such a pattern.
(9)	Any pending legal action before the Federal Mine Safety and Health Review Commission (the “Commission”) involving a coal mine owned and operated by us. The number of legal actions pending as of March 31, 2012 that fall into each of the following categories is as follows:
a)	Contests of citations and orders: 7
b)	Contests of proposed penalties: 0

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